Lilu, Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2022 & 2021

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Lilu, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2022 & 2021 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
October 23, 2023

Statement of Financial Position

	As of December 31,	
	2022	2021
ASSETS		
Current Assets		
Cash and Cash Equivalents	129,228	507,488
Accounts Receivable	-	1,813
Prepaid Expenses	7,606	6,313
Inventory	45,607	109,789
Total Current Assets	182,442	625,403
Non-current Assets		
Intangible Assets: Trademark and Patents, net of Accumulated Amortization	29,247	32,392
Total Non-Current Assets	29,247	32,392
TOTAL ASSETS	211,688	657,795
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	8,443	3,286
Note Payables	-	13,416
Total Current Liabilities	8,443	16,701
Long-term Liabilities		
Future Equity Obligations (SAFE Notes)	1,219,914	1,212,069
Convertible Note	49,985	49,985
PPP Loan	-	7,165
Total Long-Term Liabilities	1,269,899	1,269,219
TOTAL LIABILITIES	1,278,342	1,285,920
EQUITY		
Common Stock	0.34	0.34
Treasury Stock	(4,187)	(4,187)
Additional Paid in Capital	97,969	97,969
Accumulated Deficit	(1,160,435)	(721,907)
Total Equity	(1,066,653)	(628,125)
TOTAL LIABILITIES AND EQUITY	211,688	657,795

Statement of Operations

	Year Ended December 31,	
	2022	2021
Revenue	53,876	61,623
Cost of Revenue	69,055	44,344
Gross Profit	(15,179)	17,279
Operating Expenses		
Advertising and Marketing	86,717	87,066
General and Administrative	340,292	371,507
Research and Development	9,975	42,439
Rent and Lease	10,868	2,623
Amortization	3,145	3,145
Total Operating Expenses	450,996	506,780
Operating Income (loss)	(466,175)	(489,501)
Other Income		
Interest Income	529	-
Other	32,165	254,000
Total Other Income	32,694	254,000
Other Expense		
Interest Expense	5,047	-
Other	-	-
Total Other Expense	5,047	-
Earnings Before Income Taxes	(438,528)	(235,501)
Provision for Income Tax Expense/(Benefit)	-	-
Net Income (loss)	(438,528)	(235,501)

Statement of Cash Flows

	Year Ended December 31, 2022	2021
OPERATING ACTIVITIES		
Net Income (Loss)	(438,528)	(235,501)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Amortization	3,145	3,145
Accounts Payable and Accrued Expenses	5,157	1,835
Accounts Receivable	1,813	(1,813)
Inventory	64,182	(36,855)
Prepaid Expense	(1,294)	(2,899)
PPP Loan Forgiveness	(7,165)	(3,000)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	65,839	(39,587)
Net Cash provided by (used in) Operating Activities	(372,690)	(275,088)
FINANCING ACTIVITIES		
Future Equity Obligations (SAFE Notes)	7,845	675,000
Note Payable	(13,416)	(6,667)
PPP Loan	-	7,165
Net Cash provided by (used in) Financing Activities	(5,571)	675,498
Cash at the beginning of period	507,488	107,079
Net Cash increase (decrease) for period	(378,260)	400,410
Cash at end of period	129,228	507,488

Statement of Changes in Shareholder Equity

	Common Stock		Treasury Stock				
	# of Shares	$ Amount	# of Shares	$ Amount	APIC	Accumulated Deficit	Total Shareholder Equity
Beginning Balance at 1/1/2021	693,216	0.34	93,011	(4,187)	97,969	(486,406)	(392,624)
Issuance of Common Stock	40,203	-	-	-	-	-	-
Forfeiture of Common Stock	(20,396)	-	-	-	-	-	-
Additional Paid in Capital	-	-	-	-	-	-	-
Net Income (Loss)	-	-	-	-	-	(235,501)	(235,501)
Ending Balance 12/31/2021	713,023	0.34	93,011	(4,187)	97,969	(721,907)	(628,125)
Issuance of Common Stock	-	-	-	-	-	-	-
Additional Paid in Capital	-	-	-	-	-	-	-
Net Income (Loss)	-	-	-	-	-	(438,528)	(438,528)
Ending Balance 12/31/2022	713,023	0.34	93,011	(4,187)	97,969	(1,160,435)	(1,066,653)

Lilu, Inc.
Notes to the Unaudited Financial Statements
December 31st, 2022
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Lilu, Inc. ("the Company") was formed in Delaware on May 18th, 2016. The Company earns revenue from the sale of its tech-enabled products for postpartum care via its commerce platform (www.wearlilu.com) and through wholesale distribution. The Company's headquarters is in New York, New York. The Company's customers are located in the United States.

The Company will conduct a crowdfunding campaign under regulation CF in 2023 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company's primary performance obligation is the delivery of products. Revenue is recognized at the time of shipment. net of estimated returns. Coincident with revenue recognition, the Company establishes a liability for expected returns and records an asset (and corresponding adjustment to cost of sales) for its right to recover products from customers on settling the refund liability.

Other Income

In 2022 and 2021, the Company received grant awards from the National Science Foundation in the respective amounts of $25,000 and $251,000 for the purposes of supporting the Company's engineering, research, and development efforts pursuant to its product (please see "Subsequent Events" note for further details). Furthermore, the Company's PPP loans of $7,165 and $3,000 were forgiven in full in January 2022 and February 2021, respectively (please see "Note 5" for further details).

Intangible Assets

The Company's intangible assets consist of a trademark and patents. The patents are recorded at cost less accumulated amortization and impairment losses on a systematic basis over their useful lives of 8 years. The total ending balance of these assets was $29,247 and $32,392 as of December 31, 2022 and 2021, respectively.

Inventory

The Company's inventory consists of finished goods. Inventory is valued at cost on the "first-in, first-out" (FIFO) basis and had a total ending balance of $45,607 and $109,789 as of December 31, 2022 and 2021, respectively.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

In 2018, the Company adopted an Employee Stock Grant and Option Incentive Plan ("the Plan") for the purposes of attracting and retaining key personnel. A total of 95,154 shares of the Company's Common Stock have been allocated towards this Plan to be awarded as Restricted Stock grants and Stock Options.

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option' s intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

The following is an analysis of options to purchase shares of the Company's Common Stock issued and outstanding:

	Total Options	Weighted Average Exercise Price	Weighted Average Intrinsic Value
Total options outstanding, January 1, 2021	14,738	$ 0.00001	$ -
Granted	-	$ -	$ -
Exercised	-	$ -	$ -
Expired/cancelled	-	$ -	
Total options outstanding, December 31, 2021	14,738	$ 0.00001	$ -
Granted	29,415	$ 0.00001	$ -
Exercised	-	$ -	$ -
Expired/cancelled	-		
Total options outstanding, December 31, 2022	44,153	$ 0.00001	$ -
Options exercisable, December 31, 2022	9,569	$ 0.00001	$ -

Weighted Average

	Nonvested Options	Fair Value
Nonvested options, January 1, 2021	14,738	$ 0.00001
Granted	-	$ -
Vested	(5,885)	$ 0.00001
Forfeited	-	$ -
Nonvested options, December 31, 2021	8,853	$ 0.00001
Granted	29,415	$ 0.00001
Vested	(3,685)	$ 0.00001
Forfeited	-	$ -
Nonvested options, December 31, 2022	34,584	$ 0.00001

The following is an analysis of shares of the Company's Common Stock issued as compensation:

	Nonvested Shares	Weighted Average Fair Value
Nonvested shares, January 1, 2021	183,254	$ 0.00001
Granted	7,025	$ 0.00001
Vested	(61,575)	$ 0.00001
Forfeited	(20,396)	$ 0.00001
Nonvested shares, December 31, 2021	108,307	$ 0.00001
Granted	-	$ -
Vested	(57,102)	$ 0.00001
Forfeited	-	$ -
Nonvested shares, December 31, 2022	51,206	$ 0.00001

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

In November 2021, the Company entered into a Membership Agreement for a one room rental in a commercial office building that shall expire and renew automatically every 3 months until cancelled. The Membership Agreement calls for monthly payments of $999 and the Company terminated its renewal in March 2022 resulting in no future minimum payments as of December 31, 2022.

NOTE 5 – LIABILITIES AND DEBT

Convertible Notes - The Company has entered into a convertible note agreement for the purposes of funding operations. The interest on the note was 1%. The amount was to be repaid at the demand of the holder prior to conversion with its original maturity in 2022; however, this note's maturity has been extended to June 2024. Upon the occurrence of an equity financing event, this note is convertible into a number of shares of the Company's Common Stock equal to the outstanding principal balance, plus all accrued and unpaid interest, divided by the lower of (i) the price-per-share equal to (x) $4M divided by (y) the Company's fully diluted capitalization as defined by the convertible note agreement, or (ii) the price-per-share of the Preferred Stock sold during the equity financing event multiplied by 80%, whichever calculation results in the greater number of shares. Alternatively, upon the occurrence of a change of control event, this note is convertible into a number of shares of the Company's Common Stock equal to the outstanding principal balance, plus all accrued and unpaid interest, divided by the price-per-share equal to (x) $4M divided by (y) the Company's fully diluted capitalization as defined by the convertible note agreement. No such events have occurred as of December 31, 2022 or 2021.

In December 2020, the Company entered into loan agreement for $20,000 with an interest rate of 10% and maturity in September 2021. Upon an event of default, the lender has the right to replace this loan agreement with a convertible promissory note in the amount of the remaining principal balance plus any accrued unpaid interest. The convertible promissory note shall accrue interest at a rate of 15% and be convertible into a number of shares of the Company's Common Stock at a discount rate equal to the greater of (i) 20% or (ii) the discount rate in any note issued by the Company within 12 months before the date of this loan agreement's replacement, plus 5%. No such event has occurred as this loan was repaid in full in September 2021. In July 2021, the Company entered into a second loan agreement for $30,000 with the same lender. This loan accrues interest at a rate of 10%, matures in July 2022, and provides the lender the same right to replace this loan with a convertible promissory note upon an event of default. This right carries the same terms and conditions as mentioned before. The total ending balance of this loan was $0 and $13,416 as of December 31, 2022 and 2021, respectively.

In April 2020, the Company entered into a Paycheck Protection Program (PPP) loan for $7,100 with an interest rate of 1% and maturity in April 2022. This loan was not secured and was subsequently partially forgiven in the principal amount of $4,100 in December 2020. The remaining principal balance of $3,000 was forgiven in full in February 2021. In January 2021, the Company entered into a second PPP loan for $7,165 with an interest rate of 1% and maturity in 60 months. This loan had an ending balance of $7,165 as of December 31, 2021 and was subsequently forgiven in full in January 2022 (please see "Other Income" note for further details).

Future Equity Obligations - Simple Agreements for Future Equity (SAFE) – From 2018 through the period ending December 31, 2022, the Company entered into numerous SAFE agreements with third parties. The SAFE agreements have no maturity date and bear no interest. Upon the occurrence of an equity financing event, the agreements provide the right of the investor to future equity in the form of the same series of Preferred Stock in an amount determined by one of the three calculations depending on the particular SAFE agreement:

1. The SAFE Purchase Price divided by either (i) the price-per-share equal to the Valuation Cap divided by the then-issued and outstanding shares of the Company's Capital Stock subject to conversions and exclusions in accordance with the SAFE agreements, or (ii) the price-per-share of the Preferred Stock sold during the financing event multiplied by the Discount Rate, whichever calculation results in a greater number of shares.
2. The SAFE Purchase Price divided by either (i) the lowest price-per-share of the Preferred Stock sold during the financing event, or (ii) the price-per-share equal to the Valuation Cap divided by the then-issued and outstanding shares of the Company's Capital Stock subject to conversions and exclusions in accordance with the SAFE agreements, whichever calculation results in a greater number of shares.
3. The SAFE Purchase Price divided by the price-per-share of the Preferred Stock sold during the financing event.

Alternatively, upon the occurrence of a liquidity event, the agreements provide the right of the investor to one of the three following options depending on the particular SAFE agreement:

1. Receive a portion of the proceeds equal to the greater of (i) the SAFE Purchase Price, or (ii) the amount payable on the number of shares of Common Stock equal to the SAFE Purchase Price divided by the price-per-share equal to (x) the Valuation Cap divided by (y) the then-issued and outstanding shares of the Company's Capital Stock subject to conversions and exclusions in accordance with the SAFE agreements.
2. Receive a portion of the proceeds equal to the greater of (i) two (2) times the SAFE Purchase Price, or (ii) the amount payable on the number of shares of Common Stock equal to the SAFE Purchase Price divided by the price-per-share equal to (x) the Valuation Cap divided by (y) the then-issued and outstanding shares of the Company's Capital Stock subject to conversions and exclusions in accordance with the SAFE agreements.
3. Receive a portion of the proceeds equal to the SAFE Purchase Price, or automatically receive a number of shares of the Company's Common Stock equal to the SAFE Purchase Price divided by the fair market value of the shares at the time of such liquidity event.

Furthermore, a portion of the SAFE agreements are entitled to receive dividends when and if declared by the Board of Directors in an amount equal to the declared dividend multiplied by the quotient of the SAFE Purchase Price divided by the price-per-share equal to (x) the Valuation Cap divided by (y) the then-issued and outstanding shares of the Company's Capital Stock subject to conversions and exclusions in accordance with the SAFE agreements. No such events have occurred as of the date of these financials, and each agreement is subject to a Discount Rate ranging from 0% - 80% and a Valuation Cap ranging from $0 - $10M.

Debt Summary

				For the Year Ended December 2022			
Debt Instrument Name	**Principal Amount**	**Interest Rate**	**Maturity Date**	**Current Portion**	**Non-Current Portion**	**Total Indebtedness**	**Accrued Interest**
Convertible Note	49,985	1%	2024	-	49,985	49,985	-
SAFE Notes	1,219,914	N/A	N/A	-	1,219,914	1,219,914	-
Total				**-**	**1,269,899**	**1,269,899**	**-**

Debt Principal Maturities 5 Years Subsequent to 2022

Year	Amount
2023	-
2024	49,985
2025	-
2026	-
2027	-
Thereafter	-

*The SAFE Notes mature during a qualified equity financing or liquidity event which can occur in any year.

NOTE 6 – EQUITY

The Company has authorized 1,000,000 shares of Common Stock with a par value of $0.00001 per share. A total of 709,600 shares were issued and outstanding as of December 31, 2022 and 2021.

A total of 466,577 shares of Common Stock were subject to a Repurchase Option. Of this total, 420,000 shares vested at a rate of 1/4th on the one-year anniversary of their issuance, followed by 36-equal monthly installments until fully vested. The remaining 46,577 vested at a rate of 1/48th each month until fully vested. As of December 31, 2020, a total of (i) 230,916 shares have vested and were no longer subject to the Repurchase Option, (ii) 235,661 shares were forfeited due to the recipients' terminations, and (iii) 93,011 shares not subject to the Repurchase Option upon issuance were repurchased at a total price of $4,187.

In January 2017, the Company entered into a Stock Purchase Agreement for an original amount of 34,286 shares of Common Stock. The agreement contained Anti-Dilution Protection whereby the Company agreed to maintain the investor's ownership interest at 6% for no additional consideration. From the time of the original purchase agreement, an additional 12,289 shares of Common Stock were issued to this investor resulting in a total of 46,575 issued and outstanding shares as of December 31, 2022 and 2021.

Voting: Common Shareholders are entitled to one vote per share.

Dividends: Common Shareholders are entitled to receive dividends when and if declared by the Board of Directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2022 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through October 23, 2023, the date these financial statements were available to be issued.

In December 2022, the Company received notice of its receipt of a grant award from the National Science Foundation in the amount of $1M to be disbursed and utilized for the period beginning January 2023 and ending June 2024. This grant will be utilized for the engineering, research, and development efforts of the Company's product.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses every year since inception, may continue to generate losses, and has experienced negative cash flows from operating activities during both years presented. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. Management believes that with the grant mentioned in Note 8, it has more than sufficient capital to maintain operations for the next 12 months.